EXHIBIT 99-7


FOR IMMEDIATE RELEASE

ACME ELECTRIC RESPONDS TO RECENT DEVELOPMENTS


     EAST AURORA, N.Y., July 12, 1995 -- Acme Electric Corporation (NYSE: ACE) responded today to a report by Reuter News Service of an agreement with BAT International to provide a new battery system for electric vehicles. Robert J. McKenna, Chairman and chief executive officer, noted that the agreement is the culmination of an extensive effort by the Company to bring its Common Vessel Monoblock (CVM) technology to market. "We spent nearly a year seeking a strategic partner for our battery business. This new agreement will help take our CVM battery system from the laboratory to the highway," McKenna said.
     BAT International, located in Burbank, Calif., was founded in 1991 and presently manufactures three lines of vehicles at the CALSTART facility. CALSTART is an organization that has supported BAT and provides funding for various electric vehicle development projects. BAT will evaluate a small CVM prototype before Acme provides a full scale model for actual vehicle testing.
     Acme Electric Corporation has licensed proprietary technology from Daug Hoppecke Gesellschaft fur Batteriesysteme mbH (DAHO) of Germany to manufacture and market fiber nickel cadmium cells for the military and aerospace markets. The CVM battery systems for BAT will utilize this technology, but the CVM concept is expected to work with other battery chemistries as well.
     McKenna stated that, "Our experience with fiber nickel cadmium batteries under our license with DAHO, followed by our new CVM technology, prepares us to address the challenges of electric vehicle applications. The agreement with BAT International will enable us to advance this technology to the next level."
     Founded in 1917, Acme Electric Corporation is a leader in the design and manufacture of power conversion equipment for electronic and electrical systems for industrial, commercial, residential, and military and aerospace applications. Corporate headquarters are in East Aurora, N.Y., with operations in Cuba, N.Y., Lumberton, N.C., and Tempe, Ariz.

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